Exhibit 99.1

Bradley Pharmaceuticals, Inc. (NYSE: BDY) was founded in 1985 as a specialty pharmaceutical company and markets to niche physician specialties in the U.S. and 38 international markets. Bradley’s success is based upon the strategy of Acquire, Enhance and Grow; Enhancing product acquisitions with improved formulations and effective marketing strategies. Based upon this proven success, the Company is now expanding to a strategy to improve and expand product offerings, strengthen our financial profile, increase alignment with shareholders’ interests and focus intensely on operations. These initiatives underscore the Company’s continuing commitment to build long-term shareholder value. Bradley Pharmaceuticals is comprised of Doak Dermatologics, specializing in therapies for dermatology and podiatry; Kenwood Therapeutics, providing gastroenterology, respiratory and other internal medicine brands; and A. Aarons, which markets authorized generic versions of Doak and Kenwood therapies.

Please visit Bradley Pharmaceuticals web site at: www.bradpharm.com

Bradley Pharmaceuticals common stock is listed on the NYSE under the symbol BDY.

For Immediate Release	Contact:	Anthony Griffo Investor Relations Bradley Pharmaceuticals, Inc. 973-882-1505, ext. 313

SUPPORT BRADLEY’S CORPORATE GOVERNANCE
INITIATIVES AND THE “VOICE” OUR COMPANY NEEDS

Fairfield, NJ—October 11, 2006— Bradley Pharmaceuticals, Inc. (NYSE: BDY) issued the following open letter to Bradley shareholders.

Dear Fellow Bradley Shareholders:

Your Board of Directors recognizes that solid corporate governance is central to fulfilling its responsibilities to our Company and our shareholders. Your Board and Senior Management are committed to continually reviewing and improving Bradley’s governance to meet all regulatory requirements.

In recent communications, Costa Brava and its leader, Seth Hamot, have criticized Bradley’s corporate governance, making this issue the cornerstone of the proxy battle they have undertaken. They have told Bradley shareholders that they will enhance Bradley’s governance with their “voice” on the Board and improve Bradley’s performance. But do they have the qualifications our Company needs? Your Board of Directors believes the answer is “No.”

Costa Brava and Its Nominees Lack
Public Company and Governance Credentials

Costa Brava nominees John Ross, Douglas Linton and Seth Hamot are not qualified to offer public company or corporate governance advice. Neither Ross nor Linton has sat on the board of directors of a public company. Seth Hamot has sat on only one public company board, more than five years ago, and that company filed for bankruptcy shortly after he left the board. Costa Brava needs to explain to Bradley shareholders:

•	What companies have ever benefited from their guidance or leadership?
•	What other companies has Costa Brava invested in, and have they enjoyed measurable gains in profitability as the result of its oversight?
•	Is Costa Brava nominating a self-interested voting clique to protect only Costa Brava’s interests and not the interests of all shareholders?

Bradley’s Track Record
of Improved Governance and Strong Growth

It is important that all Bradley shareholders recognize that the Company’s current Board and Management Team are responsible for leading the Company during our recent strong financial performance.

Our Board of Directors has also greatly strengthened Bradley’s corporate governance, with two key additions to the Board earlier this year and the recent nomination of two highly qualified, independent board nominees to be voted on at our Annual Meeting on October 26th.

In February 2006, the Bradley Board and Management enhanced our corporate governance and accounting practices by adding Dr. Leonard Jacob to serve as Chairman of the Board’s Nominating and Corporate Governance Committee and Mr. William Murphy, CPA, to serve as a member, and now Chair, of the Board’s Audit Committee.

Costa Brava’s nominees do not have experience or expertise comparable to Dr. Jacob or Mr. Murphy

•	Dr. Jacob brings more than 28 years of medical and pharmaceutical industry experience to Bradley. Dr. Jacob founded InKine Pharmaceutical Company, Inc., a specialty pharmaceutical company formerly listed on the Nasdaq Capital Market that developed and commercialized gastrointestinal products, and served as its Chairman and CEO until it was acquired in September 2005. Dr. Jacob also co-founded Magainin Pharmaceuticals and served as the company’s Chief Operating Officer until 1996. From 1980 to 1989, Dr. Jacob served in a variety of roles, including Worldwide Vice President and member of the Corporate Management Committee of SmithKline Beecham Corp. (now Glaxo-SmithKline) and currently serves on the Board of Directors for the Colon Cancer Alliance and the Board of Overseers for Temple University School of Medicine.
•	Mr. Murphy brings nearly 30 years of public accounting experience to Bradley. Mr. Murphy was Executive Vice President and Chief Financial Officer of Computer Horizons Corporation before serving as its President and CEO from March 2003 until October 2005. From 1980 to 1997, Mr. Murphy was with the accounting firm of Grant Thornton LLP, which he joined as Senior Audit Manager. From 1984 to 1990, Mr. Murphy served as audit partner, and advanced to the role of partner in charge of its New Jersey practice in 1990. Previously, Mr. Murphy served as Senior Audit Manager for the accounting firm of Price Waterhouse.

Bradley’s Nominating and Corporate Governance Committee has further enhanced our corporate governance by nominating Mr. Robert Whitehead and Mr. Thomas Stagnaro, as well as Mr. Murphy, as independent directors to be elected by the holders of our common stock at our Annual Meeting.

Costa Brava’s nominees do not have experience or expertise comparable to Mr. Whitehead or Mr. Stagnaro

•	Mr. Whitehead offers more than 32 years of pharmaceutical industry experience both at specialty pharmaceutical and large multi-national companies. Since November 2005, Mr. Whitehead has served as President and Chief Executive Officer of CURE Pharmaceuticals, a specialty pharmaceutical company. His prior experience includes serving as President and Chief Operating Officer of Auxilium Pharmaceuticals, Inc.; as President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc.; as Senior Vice President and Chief Business Officer at ZymoGenetics, Inc.; as President and Chief Operating Officer of Dura Pharmaceuticals; and as President, Americas, of Elan Pharmaceuticals.
•	Mr. Stagnaro has had more than 36 years of pharmaceutical industry experience as a researcher/inventor, in Senior Management and as a Director. Mr. Stagnaro founded in June 2004 and currently serves as President and Chief Executive Officer of Americas Biotech Distributor. His prior experience includes serving as President and Chief Executive Officer of Agile Therapeutics, Inc.; as President and Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc.; as Executive Vice President of North American Biologicals Inc.; and as President and Chief Executive Officer of Univax Biologics. Mr. Stagnaro also served as a director of InKine Pharmaceutical Company Inc. from November 1997 until its merger with Salix Pharmaceuticals, Ltd. in September 2005. Mr. Stagnaro also holds three patents related to discoveries of certain protease inhibitors.

Following our Annual Meeting, 7 of the 8 members of our Board will be independent based on every definition established by the SEC and NYSE. We recognize the importance of an independent board and have addressed this issue with the current nominated slate. Daniel Glassman, Founder, President and CEO of Bradley, will be the only non-independent member of the Board.

Costa Brava’s claim that our lease is a “conflict of interest” is simply wrong. In connection with the Board’s annual review of our Form 10-K, in which we have always disclosed the lease for our executive offices, and as part of its oversight obligations, the Company annually receives a written, independent, third party analysis of comparable leases in our real estate market by a leading real estate firm. Based on that analysis, the Board has determined each year that the rent paid by the Company for its executive offices is in the lower end of the range of lease rates in our market.

Costa Brava’s assertion that director and executive management compensation in 2005 was excessive is also wrong. The compensation of our board members was set by the Compensation Committee based upon a report from a leading independent compensation consultant. In preparing the report, the consultant took into account ongoing board and committee obligations as well as the Audit Committee’s internal inquiry initiated in connection with an SEC request for documents. In addressing executive management compensation, the Compensation Committee relied on a number of criteria described in the Compensation Committee Report included in Bradley’s Proxy Statement, including a study of publicly available executive compensation for comparable companies to determine appropriate compensation.

Bradley Leadership Is the “Voice” Our Shareholders Need

Under the leadership of the current Bradley Board of Directors, our Company has averaged annual Net Sales growth of 50% since 2000 and has posted annual net profits for five consecutive years. Such strong growth was possible in part because Bradley maintained corporate governance standards required of companies listed on the NYSE. Bradley’s current nominees for election to the Board will help continue our tradition of success.

We urge our shareholders to reject the Costa Brava slate of inexperienced directors and to question Costa Brava’s commitment to the concept of good corporate governance.

We ask you to support the Bradley nominated Board by returning the WHITE proxy card.

Sincerely,
The Board of Directors of Bradley Pharmaceuticals, Inc.

Daniel Glassman
Chairman of the Board

P.S. Bradley’s commitment to good corporate governance has positioned our Company to capitalize on the momentum of recent success, to execute Management’s strategic plan and to continue the Company’s history of financial success and building shareholder value. We ask for your support of this vision, and to help us deliver on our pledge to champion your investment interest by returning the WHITE proxy card.

If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to Georgeson, Inc. in the self-addressed, stamped envelope provided.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, please sign, date and mail the enclosed WHITE proxy card in the self-addressed, stamped envelope provided.

YOU MAY ALSO CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR WHITE PROXY CARD.

After signing the enclosed WHITE proxy card, do not sign or return any proxy card sent to you by Costa Brava Partnership III L.P. Remember - only your latest dated proxy will determine how your shares are to be voted at the meeting.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor.

Georgeson, Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers (212) 440-9800
Stockholders Call Toll-Free (866) 856-2826

The Company’s Annual Meeting of Stockholders is scheduled for Thursday, October 26, 2006 at 9:00 a.m. Eastern Time, at the offices of Morrison & Foerster LLP in New York City. Bradley strongly urges stockholders to return their signed WHITE proxy card and to elect the Company’s slate of directors and reject the Costa Brava/Hamot proposals. The Company strongly urges stockholders not to return any Costa Brava proxy card that they may receive.

Additional Information

On September 29, 2006, Bradley filed with the SEC and began mailing to its stockholders a notice of annual meeting and a definitive proxy statement, together with a WHITE proxy card that can be used to elect our independent director nominees and to vote upon all the proposals expected to be presented at the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF BRADLEY ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRADLEY AND THE 2006 ANNUAL MEETING OF STOCKHOLDERS. Stockholders can obtain additional copies of the notice of annual meeting and proxy statement, including the WHITE proxy card, and other documents filed by Bradley with the SEC when they become available, by contacting Bradley at Bradley Pharmaceuticals, Inc., Investor Relations, 383 Route 46 West, Fairfield, NJ 07004-2402, or by telephone at (973) 882-1505, ext. 313. Copies of the proxy materials may also be requested by contacting our proxy solicitor, Georgeson, Inc., toll-free at 1-866-856-2826. In addition, documents filed with the SEC by Bradley are available free of charge at the SEC’s website at www.sec.gov.

Bradley, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of Bradley’s security holders in connection with its 2006 Annual Meeting of Stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the definitive proxy statement.

Safe Harbor for Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Bradley expects, believes or anticipates will or may occur in the future, such as sales and earnings estimates, other predictions of financial performance, timing of payments on indebtedness, launches by Bradley of new products, market acceptance of Bradley’s products, timing and repurchases of shares of common stock, and the achievement of initiatives to enhance corporate governance and long-term shareholder value. Forward-looking statements are based on Bradley’s experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond Bradley’s control. These risks and uncertainties include Bradley’s ability to: estimate sales; comply with the restrictive covenants under its credit facility; refinance its credit facility, if necessary; access the capital markets on attractive terms or at all; favorably resolve the pending SEC informal inquiry and file required financial statements with the SEC in a timely manner; remediate its material weaknesses in its internal controls; maintain sales of its products; successfully acquire, develop, integrate, or sell new products, including POLYPHENON® E Ointment when and if approved by the FDA and the products incorporating the delivery systems to be developed by Polymer Science; or effectively react to other risks and uncertainties described from time to time in Bradley’s SEC filings, such as fluctuation of quarterly financial results, estimation of product returns, chargebacks, rebates and allowances, concentration of customers, reliance on third party manufacturers and suppliers, litigation or other proceedings (including the pending class action, shareholder derivative lawsuits and controversies or proceedings arising out of the current proxy contest), government regulation, stock price volatility and ability to achieve strategic initiatives to enhance long-term shareholder value. Further, Bradley cannot accurately predict the impact on its business of the approval, introduction, or expansion by competitors of generic or therapeutically equivalent or comparable versions of Bradley’s products or of any other competing products. In addition, actual results may differ materially from those projected. Bradley undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.